FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: June 9, 2003

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com  /  www.langmining.com

May 5, 2004

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange - Symbol:  CMA

CREAM MINERALS LTD. REPORTS GOLD-SILVER ASSAYS

FROM THE NUEVO MILENIO PROPERTY, NAYARIT, MEXICO

Cream Minerals Ltd. is pleased to report that it has now completed partial testing of six widespread zones on its Nuevo Milenio property near Tepic, Nayarit, Mexico (see attached map).  A total of 19 holes (3,544 meters of HQ/NG core drilling) within six separate gold-silver anomalous zones were completed during the period November 2003 to April 2004, all denoted by the year 2003.

The diamond drill contractor was B.D.W. Drilling International de Mexico and the assay lab was BSI, Inc. Inspectorate of Reno, Nevada and Durango, Mexico.  Mr. Ralph Gonzales, P. Geo. is Director of Exploration for Cream Minerals De Mexico S.A. de C.V. and Mr. Fred Holcapek, P. Eng. is Sole Administrator.

All drill results obtained to date by Cream Minerals Ltd. have been reviewed by Dr. A. Darryl Drummond, P. Eng., who is the Company's qualified person as defined by National Instrument 43-101, Standards of Disclosure of Mineral Projects, Canadian Securities Administrators.

Assay results for holes DDH01-3 to DDH16-03 inclusive are reported below.   Results from holes DDH17-03, DDH18-03 and DDH10-03 are pending.  (Note: * denotes g/T or grams per metric tonne)

Zone	Hole	From	To	M	Ft	Au *	Ag *
Dos Hornos	DDH 01-03	0.00	2.00	2.00	6.58	2.950	144.00
		82.00	84.00	2.00	6.58	0.103	29.60
		188.00	212.00	24.00	78.72	0.084	35.74
	including	192.00	198.00	6.00	19.68	0.299	92.98
Dos Hornos	DDH 02-03	0.00	4.00	4.00	13.16	0.423	163.25
		40.00	42.00	2.00	6.58	0.371	64.00
		84.00	90.00	6.00	19.68	0.782	77.10
	Top of hole average	0.00	90.00	90.00	295.20	0.112	16.90
Dos Hornos	DDH 11-03	24.00	38.00	14.00	46.06	0.076	17.52
		52.00	54.00	2.00	6.58	0.778	124.00
Cerro Chacuaco	DDH 04-03	14.00	18.00	13.16	13.16	0.141	51.00
Once Bocas	DDH 06-03	18.00	30.00	12.00	39.84	1.020	109.00
	including	26.00	28.00	2.00	6.58	5.479	471.70
		132.00	146.00	14.00	46.42	0.135	18.73
Once Bocas	DDH 08-03	26.00	28.00	2.00	6.58	0.647	26.90
Once Bocas	DDH 09-03	78.00	94.00	16.00	52.64	0.200	50.00
Once Bocas	DDH 10 - 03	38.00	42.00	4.00	13.16	0.159	34.65
Once Bocas	DDH 12 - 03	56.00	114.5.00	58.5	192.47	0.227	54.66
	including	56.00	60.00	4.00	13.16	1.388	360.50
	including	96.00	108.00	12.00	39.48	0.562	120.40
Cafetal	DDH 16 - 03	44.00	64.00	20.00	65.80	0.093	16.68
	including	50.00	62.00	12.00	39.48	0.125	23.22
		82.00	90.00	8.00	26.32	0.149	61.48
	including	88.00	90.00	2.00	6.58	0.442	192.00
	including	128.00	130.00	2.00	6.58	0.150	98.00
	Weighted Average	44.00	130.00	86.00	279.65	0.047	13.80

Diamond drill hole locations including azimuth, dip angle and core length are given in the following table.

Hole	North	East	Azimuth	Dip	Length
DDH01-03	2360665	521555	037[o]	-45[o]	212 m
DDH02-03	2360665	521555	037[o]	-60[o]	209 m
DDH03-03	2360225	520407	185[o]	-50[o]	245 m
DDH04-03	2360287	520477	185[o]	-45[o]	208 m
DDH05-03	2360262	520433	185[o]	-45[o]	218 m
DDH06-03	2360583	521001	030[o]	-45[o]	220 m
DDH07-03	2360615	520964	030[o]	-45[o]	90 m
DDH08-03	2360616	520964	030[o]	-47[o]	191 m
(08-03 is a redrill of 07-03 and 08A-03 is reaming from 110 to 191 m)
DDH09-03	2360616	520964	030[o]	-45[o]	206 m
DDH10-03	2360586	520997	030[o]	-67[o]	164 m
DDH11-03	2360705	521575	207[o]	-45[o]	124 m
DDH12-03	2360534	521008	066[o]	-45[o]	198 m
DDH13-03	2360143	519668	016[o]	-45[o]	169 m
DDH14-03	2359535	521247	226[o]	-41[o]	186 m
DDH15-03	2359432	521287	212[o]	-45[o]	227 m
DDH16-03	2359427	521328	075[o]	-45[o]	242 m
DDH17-03	2360900	521538	037[o]	-45[o]	107 m
DDH18-03	2360953	521500	045[o]	-45[o]	152 m
DDH19-03	2360188	521876	270[o]	-45[o]	176 m

From the drilling to date, mineralization appears to be characterized as higher grade vein structures in zones of anomalous (0.1 to 0.3 g/T gold and 5 to 20 g/T silver) mineral zones within wide spaced portions of the 3 X 5 km caldera.  Exploration potential and mineral continuity between zones will require further testing.

For further information on the Company's projects, please visit the Company's website at www.creamminerals.com

Frank A. Lang, P.Eng.

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com
Sylvain Laberge - Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release

Computershare Trust Company of Canada 510 Burrard Street, Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

May 31, 2004

To: All Applicable Commissions & Stock Exchanges Dear Sirs: Subject: Cream Minerals Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 225263508
5.	Record Date for Notice	: July 27, 2004
6.	Record Date for Voting	: July 27, 2004
7.	Beneficial Ownership Determination Date	: July 27, 2004
8.	Meeting Date	: September 21, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9479

Fax: 604.661.9401